March 7, 2018

VIA EDGAR

Suzanne Hayes

Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Carolina Complete Health Network, Inc. Amendment No. 2 to Offering Statement on Form 1-A, filed March 6, 2018 File No. 024-10799

Dear Ms. Hayes:

Pursuant to Rule 252(e) promulgated under the Securities Act of 1933, as amended (the “Act”), Carolina Complete Health Network, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) issue a qualification order for the above-referenced Offering Statement on Form 1-A, so that it may be qualified at 2:00 p.m., Eastern Time, on Monday, March 12, 2018, or as soon thereafter as is practicable.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact me at (919) 719-4161. Thank you in advance for your assistance.

Sincerely,

/s/ Vincent T. Morgus

Vincent T. Morgus
Chief Operating Officer